Chart Industries, Inc. One Infinity Corporate Centre Drive, Suite 300 Garfield Heights, Ohio 44125 Phone: 440-753-1490 Fax: 440-753-1491 www.chartindustries.com

May 20, 2014
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:     John Cash
Re:    Chart Industries, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 25, 2014
File No. 1-11442
Dear Mr. Cash:
Pursuant to the provisions of Rule 12b-4 (“Rule 12b-4”) of the Securities Exchange Act of 1934, as amended, Chart Industries, Inc. (the “Company”), is furnishing to the Staff under separate cover by overnight mail the supplemental information requested by the Staff’s comment letter, dated May 7, 2014 (the “Supplemental Material”). Pursuant to Regulation S-T, Rule 101(c)(2), the Supplemental Material has been omitted from the Company’s response letter which has been filed on EDGAR. We respectfully request that the Staff treat the Supplemental Material confidentially and return it to the Company pursuant to Rule 12b-4 upon completion of the Staff’s review.
I hope that the Supplemental Material is responsive to your comment. Accordingly, it would be greatly appreciated if you could advise the undersigned at (440) 544-1244 at your earliest convenience if the Company’s response is acceptable or if any additional comments will be forthcoming.

Very truly yours,

By:	/s/ Michael F. Biehl
Michael F. Biehl Executive Vice President, Chief Financial Officer and Treasurer

cc:	Matthew J. Klaben
Kenneth J. Webster
David Maraldo, Ernst & Young LLP
Arthur C. Hall III, Calfee, Halter & Griswold LLP